Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT

                                 FOR THE PERIOD

           Beginning  January 1, 1999  and Ending  December 31, 1999

                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                                EUA Service Corporation
                       (Exact Name of Reporting Company)

  A                               Subsidiary                 SERVICE COMPANY
                          ("Mutual" or "Subsidiary")


Date of Incorporation  January 1, 1971.

If not Incorporated, Date of Organization _______________.

State or Sovereign Power under which Incorporated or Organized Massachusetts


Location of Principal Executive Offices of Reporting Company:
1 Liberty Square, Boston, Massachusetts  02107


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Augustine Camara       Assistant Comptroller      750 West Center Street,
                                                 West Bridgewater, Ma. 02379
       (Name)                  (Title)                   (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                         Eastern Utilities Associates

                                               Total Number of Pages __41__

SEC 19216 (6-82)
*NEW PAGE*
          INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing -- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

      3. Period Covered by Report -- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format -- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed -- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X >210.3-01(b).

      6. Deficits Displayed -- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. Regulation S-X, >210.3(c).

      7. Major Amendments or Corrections -- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions -- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart -- The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation -- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed -- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                        Schedule or     Page
Description of Schedules and Accounts                     Acct. No.      No.

COMPARATIVE BALANCE SHEET                              Schedule I        4-5
   SERVICE COMPANY PROPERTY                            Schedule II       6-7
   ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
   INVESTMENTS                                         Schedule IV        9
   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES        Schedule V        10
   FUEL STOCK EXPENSE UNDISTRIBUTED                    Schedule VI       11
   STORES EXPENSE UNDISTRIBUTED                        Schedule VII      12
   MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII     13
   MISCELLANEOUS DEFERRED DEBITS                       Schedule IX       14
   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
       EXPENDITURES                                    Schedule X        15
   PROPRIETARY CAPITAL                                 Schedule XI       16
   LONG-TERM DEBT                                      Schedule XII      17
   CURRENT AND ACCRUED LIABILITIES                     Schedule XIII     18
   NOTES TO FINANCIAL STATEMENTS                       Schedule XIV      19
COMPARATIVE INCOME STATEMENT                           Schedule XV       20
   ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457       21
   ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES       Account 458       22
   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
       NON-ASSOCIATE COMPANIES                         Schedule XVI      23
   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
       FUNCTION                                        Schedule XVII    24-27
   DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920       28
   OUTSIDE SERVICES EMPLOYED                           Account 923       29
   EMPLOYEE PENSIONS AND BENEFITS                      Account 926       30
   GENERAL ADVERTISING EXPENSES                        Account 930.1     31
   MISCELLANEOUS GENERAL EXPENSES                      Account 930.2     32
   RENTS                                               Account 931       33
   TAXES OTHER THAN INCOME                             Account 408       34
   DONATIONS                                           Account 426.1     35
   OTHER DEDUCTIONS                                    Account 426.5     36
   NOTES TO STATEMENT OF INCOME                        Schedule XVIII    37



      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


                                                                        Page
Description of Reports or Statements                                     No.


ORGANIZATION CHART                                                       38

METHODS OF ALLOCATION                                                    39

ANNUAL STATEMENT OF COMPENSATION FOR
    USE OF CAPITAL BILLED                                                40

SIGNATURE CLAUSE                                                         41


ANNUAL REPORT OF EUA SERVICE CORPORATION
SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT     ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31, 1999
                                                                CURRENT         PRIOR
                 SERVICE COMPANY PROPERTY

101         Service company property (Schedule II)              32,064,148     33,690,659
101.1       Property under capital leases - Net                    819,708        949,444
            [Page 19C Footnote D]
107         Construction work in progress (Schedule II)             43,907              0
                Total Property                                  32,927,763     34,640,103
111 &       Less accumulated provision for depreciation
108           and amortization of service company
              property (Schedule III)                           14,373,908     14,735,782
                Net Service Company Property                    18,553,855     19,904,321

            INVESTMENTS

123         Investments in associate companies
                (Schedule IV)
124         Other Investments (Schedule IV)
                Total Investments                                        0              0

            CURRENT AND ACCRUED ASSETS

131         Cash                                                  (401,400)      (634,623)
134         Special deposits                                        20,925         40,925
135         Working funds                                           12,559         15,825
136         Temporary cash investments (Schedule IV)             1,130,000      3,000,000
141         Notes receivable
143         Accounts receivable                                    239,536        804,898
144         Accumulated provision of uncollectible accounts
146         Accounts receivable from associate
              companies (Schedule V)                            15,904,551     12,427,469
152         Fuel stock expenses undistributed (Schedule VI)
154         Materials and supplies                                  52,521         52,180
163         Stores expense undist. (Sch. VII)                        2,178          3,624
165         Prepayments                                            139,486        167,458
171         Interest Receivable                                          0              0
174         Misc Current and Accrued Assets (Schedule VIII)
                Total Current and Accrued Assets                17,100,356     15,877,756

            DEFERRED DEBITS

181         Unamortized debt expense                                30,997         42,395
182.3       Other regulatory assets                                      0         24,055
184         Clearing accounts
186         Miscellaneous deferred debits (Schedule IX)          3,745,018        416,156
188         Research, development, or demonstration
              expenditures (Schedule X)
190         Accumulated deferred income taxes                            0          5,892
                Total Deferred Debits                            3,776,015        488,498
                TOTAL ASSETS AND OTHER DEBITS                   39,430,226     36,270,575



ANNUAL REPORT OF EUA SERVICE CORPORATION
SCHEDULE I - COMPARATIVE BALANCE SHEET


ACCOUNT      LIABILITIES AND PROPRIETARY CAPITAL                  AS OF DECEMBER 31, 1999
                                                                      CURRENT        PRIOR
             PROPRIETARY CAPITAL

201          Common stock issued (Schedule XI)                             1,000         1,000
211          Miscellaneous paid-in-capital (Schedule XI)               2,000,000     2,100,000
215          Appropriated retained earnings (Schedule XI)
216          Unappropriated retained earnings (Schedule XI)              657,003       456,189
                 Total Proprietary Capital                             2,658,003     2,557,189

             LONG-TERM DEBT

223          Advances from associate companies (Schedule XII)
2240.1       Other long-term debt (Schedule XII)                       4,000,000     5,100,000
225          Unamortized premium on long-term debt
226          Unamortized discount on long-term debt-debit
                 Total Long-Term Debt                                  4,000,000     5,100,000

227          Obligations under capital leases - non current              287,198       398,645

             CURRENT AND ACCRUED LIABILITIES

2240.2       Current Maturities - Long-Term Debt                       1,100,000     1,100,000
231          Notes payable
232          Accounts payable                                            385,824       438,383
233          Notes payable to associate companies
               (Schedule XIII)
234          Accounts payable to associate companies
               (Schedule XIII)                                           246,393       336,545
236          Taxes accrued                                               228,963         7,254
237          Interest accrued                                            260,100       316,200
238          Dividends declared
241          Tax collections payable                                       1,460         7,500
242          Miscellaneous current and accrued
               liabilities (Schedule XIII)                             2,096,911     1,566,480
243          Obligations under capital leases - current                  532,510       550,799
                 Total Current and Accrued Liabilities                 4,852,161     4,323,161

             DEFERRED CREDITS

253          Other deferred credits                                   26,420,936    22,599,657
254          Regulatory liabilities                                            0         3,812
255          Accumulated deferred investment tax credits
                 Total Deferred Credits                               26,420,936    22,603,469

282 & 283    ACCUMULATED DEFERRED INCOME TAXES                         1,211,928     1,288,111

             TOTAL LIABILITIES & PROPRIETARY CAPITAL                  39,430,226    36,270,575

ANNUAL REPORT OF EUA SERVICE CORPORATION

For the Year Ended December 31, 1999

SCHEDULE II - SERVICE COMPANY PROPERTY


                                      BALANCE AT                     RETIREMENTS                    BALANCE
                                      BEGINNING                           OR        OTHER (1)/     AT CLOSE
DESCRIPTION                            OF YEAR         ADDITIONS        SALES       CHANGES        OF YEAR

SERVICE COMPANY PROPERTY

Account

   301 ORGANIZATION                           9,040                                                       9,040

   303 MISCELLANEOUS
       INTANGIBLE PLANT                   1,699,223          2,666       1,166,923                      534,966

   304 LAND & LAND RIGHTS                   717,080                                                     717,080

   305 STRUCTURES AND
       IMPROVEMENTS                      18,183,289          5,907           2,000     (42,947)      18,144,249

   306 LEASEHOLD                            542,449                        542,449                            0
       IMPROVEMENTS

   307 EQUIPMENT (2)/                     8,444,505        114,470           2,000      42,947        8,599,922

   308 OFFICE FURNITURE
       AND EQUIPMENT                      4,095,073          2,568          38,750                    4,058,891

   309 AUTOMOBILES,
       OTHER VEHICLES
       AND RELATED
       GARAGE EQUIPMENT

   310 AIRCRAFT & AIRPORT
       EQUIPMENT

   311 OTHER SERVICE
       COMPANY
       PROPERTY (3)/

       SUB-TOTAL                         33,690,659        125,611       1,752,122           0       32,064,148

   107 CONSTRUCTION
       WORK IN
       PROGRESS (4)/                                        43,907                                       43,907

       TOTAL                             33,690,659        169,518       1,752,122           0       32,108,055


(1)/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE II - CONTINUED

(2)/      SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
          COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS
          DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                 BALANCE
                                                                              NET                AT CLOSE
          SUBACCOUNT DESCRIPTION                             ADDITIONS         OF YEAR

110       Cellular Phone Equipment                                                                  2,731
131       Word Processing Equipment                                                                16,572
133       Data Processing Equipment                                                             1,351,994
120       Consumer Service Equipment                                                                5,522
215       Human Resources Equipment                                                                   960
230       Occupational Health & Safety Equipment                                                   40,403
240       Office Services Equipment                                                                   973
310       Employee Communication/Visual Aids Equipment                                             71,013
325       Community Relations Equipment                                                             2,441
364       Purchasing/Material Management Equipment                                                111,199
372       Energy Management Equipment                                           20,450             46,651
417       Treasury Department Equipment                                                            20,117
422       Rate and Revenue Research Equipment                                                      49,554
427       Accounting Systems Equipment                                                              1,736
441       Customer & Consumer Service Equipment                                                   218,761
452       West Bridgewater Building Equipment                                                      60,362
525       Transmission                                                          14,206             27,019
565       Meter Testing Equipment                                               34,225            133,788
572       Electrical Systems Equipment                                                             83,283
573       Distribution Engineering Equipment                                                       10,934
574       Engineering Equipment                                                                   179,218
582       Substation                                                             6,622             11,578
584       Electronics                                                                               1,276
587       Vegetation Management Equipment                                                            7,689
581/588   Substation/Communication Equipment                                                      812,721
583       Radio/Microwave Equipment                                             36,967             88,416
610       Transmission & Distribution Equipment                                                       798
617       OPS Training Facility Equipment                                       42,947             50,648
620       Line Equipment                                                                            2,048
650       URD Line Equipment                                                                       12,286
000       Telephone System Upgrade                                                                714,908
000       Microwave Equipment (A)                                                               4,462,323
                TOTAL                                                          155,417          8,599,922


(3)/      DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          NONE

(4)/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          Building Renovations                                   28,677
          Office Furniture & Equipment                           15,230
                                                                 43,907

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY


                                                        ADDITIONS                        OTHER
                                        BALANCE AT     CHARGED TO                       CHANGES        BALANCE
                                         BEGINNING      ACCOUNTS                          ADD         AT CLOSE
                DESCRIPTION               OF YEAR       403 & 405     RETIREMENTS     (DEDUCT) 1/      OF YEAR

Account

  301 ORGANIZATION

  303 MISCELLANEOUS
      INTANGIBLE PLANT                     1,632,792         43,662       1,166,923                       509,531

  304 LAND AND LAND RIGHTS

  305 STRUCTURES AND
      IMPROVEMENTS                         4,468,700        454,636           2,000                     4,921,336

  306 LEASEHOLD
      IMPROVEMENTS                           542,448                        542,448                             0

  307 EQUIPMENT                            5,560,533        663,027           2,000             18      6,221,578

  308 OFFICE FURNITURE
      AND FIXTURES                         2,531,309        206,295          38,751         22,610      2,721,463

  309 AUTOMOBILES, OTHER
      VEHICLES AND RELATED
      GARAGE EQUIPMENT

  310 AIRCRAFT AND AIRPORT
      EQUIPMENT

  311 OTHER SERVICE
      COMPANY PROPERTY
                                          14,735,782      1,367,620       1,752,122         22,628     14,373,908



(1)/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:     Complete the following schedule concerning investments.

                  Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                  Under Account 136, "Temporary Cash Investments", list each investment separately.




                                                                   BALANCE AT       BALANCE
                                                                    BEGINNING      AT CLOSE
                               D E S C R I P T I O N                 OF YEAR        OF YEAR

ACCOUNT 123 -     INVESTMENT IN ASSOCIATE COMPANIES

                  NONE

ACCOUNT 124 -     OTHER INVESTMENTS

                  NONE

ACCOUNT 136 -     TEMPORARY CASH INVESTMENTS

                  Shawmut Bank, N.A.                                  3,000,000      1,130,000

                        TOTAL                                         3,000,000      1,130,000

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:     Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                    BALANCE AT            BALANCE
                                                                    BEGINNING             AT CLOSE
                              D E S C R I P T I O N                  OF YEAR              OF YEAR

ACCOUNT 146 -     ACCOUNTS RECEIVABLE FROM
                  ASSOCIATE COMPANIES

                    Blackstone Valley Electric Co.                       1,287,170             1,487,046
                    Eastern Utilities Associates                            94,753             2,303,075
                    Montaup Electric Company                             1,714,836               489,994
                    Eastern Edison Company                               6,881,856             8,945,218
                    EUA Cogenex Corporation (Including Division            175,112                75,969
                    EUA Energy Investment Corporation                       74,350               493,049
                    EUA Ocean State Corporation                             15,054                16,854
                    Newport Electric Corporation                         1,970,000             2,077,834
                    EUA Transcapacity                                       12,529                     0
                    EUA Bioten                                             179,824                     0
                    EUA Energy Services                                      2,923                     0
                    EUA Compression Services                                 2,996                     0
                    EUA Telecommunication                                      554                     0
                    RENOVA                                                  15,512                15,512
                      TOTAL ACCOUNTS RECEIVABLE                         12,427,469            15,904,551

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
                                                                                                 TOTAL
Analysis by Company:                                                                           PAYMENTS
                    Blackstone Valley Electric Co.                                             1,968,435
                    Eastern Utilities Associates                                               3,272,713
                    Montaup Electric Company                                                     984,577
                    Eastern Edison Company                                                     5,247,489
                    EUA Cogenex Corporation (Including Divisions)                                258,862
                    EUA Energy Investment Corporation                                              5,632
                    EUA Ocean State Corporation                                                     (168)
                    Newport Electric Corporation                                                 990,311
                    EUA Transcapacity                                                              7,487
                    EUA Energy Services                                                                0
                    EUA Telecommunication                                                           (364)
                    EUA Bioten                                                                       800
                      TOTAL PAYMENTS                                                          12,735,774

Convenience payments paid by the Service Corporation on behalf of associated companies were primarily for equipment leasing, postage, commitment fees, advertising, outside services and insurance plans.


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.



D E S C R I P T I O N                            LABOR      EXPENSES     TOTAL

ACCOUNT 152 -     FUEL STOCK EXPENSES
                  UNDISTRIBUTED

                    NONE

                        TOTAL                      0           0           0





SUMMARY:

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.




              D E S C R I P T I O N               LABOR     EXPENSES     TOTAL

ACCOUNT 163 -     STORES EXPENSE UNDISTRIBUTED

Stores expense incurred during year
distributed as follows:                                    21,618      21,618

                  Blackstone Valley Electric               (4,419)     (4,419)
                  Montaup Electric Company                   (797)       (797)
                  Eastern Edison Company                  (10,604)    (10,604)
                  Newport Electric Corporation             (3,620)     (3,620)

                        TOTAL                        0      2,178       2,178


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:        Provide detail of items in this account.  Items less than
                     $10,000 may be grouped, showing the number of items in each group.




                                                      BALANCE AT      BALANCE
                                                       BEGINNING      AT CLOSE
D E S C R I P T I O N                                   OF YEAR       OF YEAR

ACCOUNT 174 -        MISCELLANEOUS CURRENT AND
                     ACCRUED ASSETS

                       NONE

                           TOTAL                          0             0



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.




                                                                         BALANCE      BALANCE AT
                                                                        BEGINNING      CLOSE OF
D E S C R I P T I O N                                                    OF YEAR        OF YEAR

ACCOUNT 186 -MISCELLANEOUS DEFERRED DEBITS

Post -Retirement Benefits Other Than Pensions Pre- Funding                  385,796        385,796
Miscellaneous Deferred Debits (2)                                             9,435             88
Lawson General Ledger System-Pending Reimbursement / Bankers Leasing         20,925              0
Merger Costs                                                                      0      3,252,951
Severance Payments                                                                0        106,183
             TOTAL                                                          416,156      3,745,018




ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:      Provide a description of each material research,
                   development, or demonstration project which incurred costs by the service corporation during the year.



D E S C R I P T I O N                                                 AMOUNT

ACCOUNT 188 -      RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                   EXPENDITURES

                     NONE


                         TOTAL                                            0


ANNUAL REPORT OF EUA Service Corporation
       For the Year Ended December 31, 1999

SCHEDULE XI - PROPRIETARY CAPITAL


                                                NUMBER OF        PAR OR STATED   OUTSTANDING CLOSE OF PERIOD
     ACCOUNT                                      SHARES             VALUE            NO. OF           TOTAL
     NUMBER      CLASS OF STOCK                 AUTHORIZED         PER SHARE          SHARES           AMOUNT
                 COMMON
201              STOCK ISSUED                     5,000             $10.00              100          $1,000


INSTRUCTIONS:    Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                         DESCRIPTION                                                                   AMOUNT

ACCOUNT 211 -    MISCELLANEOUS PAID-IN CAPITAL                                                         $2,000,000

ACCOUNT 215 -    APPROPRIATED RETAINED EARNINGS

                 (1)  See Schedule XIV Notes to Financial Statements, Page 19C.
                                                                                 TOTAL                 $2,000,000
INSTRUCTIONS:    Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                                                                                      BALANCE
                                                BALANCE AT        NET INCOME                             AT
                                                BEGINNING             OR             DIVIDENDS         CLOSE
                         DESCRIPTION             OF YEAR            (LOSS)             PAID           OF YEAR
ACCOUNT 216 -    UNAPPROPRIATED
                 RETAINED EARNINGS                    456,189            250,814           50,000         657,003

                 TOTAL                                456,189            250,814           50,000         657,003



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                                        DATE                                   BALANCE AT                          BALANCE AT
                     CLASS & SERIES      OF      INTEREST       AMOUNT         BEGINNING                      1/     CLOSE
NAME OF CREDITOR     OF OBLIGATION    MATURITY     RATE       AUTHORIZED       OF YEAR      ADDITIONS  DEDUCTIONS   OF YEAR


ACCOUNT 223 -
       ADVANCES
       FROM
       ASSOCIATE
       COMPANIES

ACCOUNT 224 -
       OTHER LONG-    Senior
       TERM DEBT      Secured Note     2,008      10.20%    20,000,000       5,100,000                1,100,000      4,000,000


       TOTAL                           2,008      10.20%    20,000,000       5,100,000          0     1,100,000      4,000,000


1/     GIVE AN EXPLANATION OF DEDUCTIONS:

       (1)  Current maturities - Long-term debt due within one year $1,100,000.


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company.
                Give description and amount of miscellaneous current and accrued liabilities.
                Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                              BALANCE AT          BALANCE
                                                                              BEGINNING          AT CLOSE
D E S C R I P T I O N                                                          OF YEAR            OF YEAR

ACCOUNT 233 -   NOTES PAYABLE TO ASSOCIATE COMPANIES

                NONE

                TOTAL                                                                 0                   0


ACCOUNT 234 -   ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                Blackstone Valley Electric Co.                                    69,553             75,459
                Montaup Electric Co.                                                 623                  0
                Eastern Edison Company                                            66,727             34,374
                Eastern Utilities Associates                                     197,682            134,802
                Cogenex
                Newport Electric Corporation                                       1,960              1,758



                TOTAL                                                            336,545            246,393

ACCOUNT 242 -   MISCELLANEOUS CURRENT AND
                ACCRUED LIABILITIES

                Insurance Reserve                                                 62,101             82,469
                Commitment Fees Accrued                                           (1,360)             1,000
                Flexible Spending                                                 35,347             41,955
                Teaming up for Performance                                     1,470,392          1,615,226
                PBOP FAS 106                                                           0            356,261

                TOTAL                                                          1,566,480          2,096,911



EUA SERVICE CORPORATION
NOTES TO FINANCIAL STATEMENTS


A.  Nature of Operations and Summary of Significant Accounting Policies

General

       EUA Service Corporation (the "Company") is a wholly-owned subsidiary of Eastern Utilities Associates (EUA) and is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (the "Act"); its accounts are maintained under the system of accounts prescribed by the Act. The Company provides administrative, data processing, engineering, financial and certain other services, at cost plus a prescribed return allowed by the SE C, to the associated companies in the EUA System.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income and Expenses

        The costs of the services are determined on a direct-charge basis to the extent practicable. Indirect costs are prorated based upon departmental allocation factors developed and reviewed by the Company's department supervisors and by associated companies' management. Operating revenues in the accompanying statements of income include the Company's billings to non-affiliated companies and to its affiliates for its operating costs. In accordance with an order of the SEC, the Company is permitted to bill a return on its borrowed capital, calculated on the basis of a formula prescribed by the SEC.

        The Company allocates to its affiliated companies the profits generated from performance of services to non-affiliated companies and other miscellaneous revenues. These profits are allocated as a reduction in the level of equity return bill ed to affiliated companies, in accordance with the SEC Uniform System of Accounts general instruction. In 1999, the equity return billed to affiliated companies was reduced by $3,000 to allocate profits generated from services to non-affiliated companies.


Merger Update

       On February 1, 1999, Eastern Utilities Associates (EUA) and New England Electric System (NEES) announced a merger agreement under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. The merger agreement, which is subject to the approval of various regulatory agencies, valued EUA's equity at approximately $634 million, which represents a 23% premium above the price of EUA shares on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price.
EUA shareholders will continue to receive dividends at the current level, as declared by the Board of Trustees, until the closing of the merger.

        The closing of the merger is expected to occur by April 2000. The merger agreement contains an upward price adjustment if the merger does not close within six months from May 17, 1999, the date EUA shareholders approved the merger plan. Therefore, beginning November 17, 1999, NEES will pay an additional $0.003 per day per share for EUA's outstanding common stock until the merger closes, up to a maximum price of $31.495 per share. If, as expected, the merger closes by March 31, 2000, t he price paid for EUA shares would be $31.405 per share.

        On July 19, 1999, a Voluntary Early Retirement Program (VERP) was offered to certain of EUA's and NEES's employees who have completed at least ten years of service and will be at least fifty-five years of age by December 31, 2000. The VERP allows an eligible employee to retire and receive enhanced pension benefits. The VERP offer was accepted by 82% of eligible employees.
An eligible employee may only retire after the merger closes under the VERP.
On October 12, 1999, details of a Severance Plan were distributed. The Severance Plan will provide benefits and provisions for eligible non-union employees who are involuntarily terminated due to the merger. At the same time, the Company also offered a Limited Hardship Early Decision Severance Plan (LHEDO) to designated non-union employees who choose to terminate their employment with EUA rather than be considered for a position in the merged company. Under the LHEDO, employees will receive an additional eight weeks of severance pay for accepting the offer. Forty-three percent of the eligible employees have accepted the LHEDO. Because the VERP and LHEDO are contingent on the completion of the merger, which is subject to regulatory approvals, a liability for expenses related to the VERP and LHEDO has not yet been recorded.

Utility Plant and Depreciation

        Real property and equipment are reported at original cost. Depreciation is computed using the straight line method based on estimated useful lives of various classes of equipment. Provisions for depreciation were equivalent to a composite rate of approximately 4.2% in 1999 and 3.9% in 1998 based on the average depreciable property balances at the beginning and end of each year. Equipment and vehicles leased under capital leases are amortized over the lives of the respective leases.


        Depreciation expense related to real property and equipment totaled $l,367,615 and $1,283,717 for 1999 and 1998, respectively. Amortization expense for equipment and vehicles under capital leases totaled $719,410 and $763,462 for 1999 and 1998, respectively.

Other Assets

        The components of other assets at December 31, 1999 and 1998 are detailed as follows:


(in thousands)

                                               1999       1998
Regulatory Assets:
  Deferred SFAS 109 costs (Note B)           $     0   $     24
Other deferred charges and assets:
  Merger Cost                                $ 3,253
  Unamortized debt expense                        31         42
  SFAS 106 (Note H)                              386        386
  Other                                          106         31
  Total other deferred charges and assets      3,776        459
                                              $3,776    $   483

    The merger costs listed above will become part of the acquisition costs of the new company.

Cash and Temporary Cash Investments

        The Company considers all highly liquid or temporary cash investments with a maturity of three months or less when purchased to be cash equivalents.

New Accounting Standards

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, (Accounting for Derivative Instruments and Hedging Activities), which is effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137, (Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date), which amends SFAS 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (that is, January 1, 2001 for companies with calendar-year fiscal year ends). SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company does not expect SFAS 133 to have a material impact on its financial position or results of operation.

Income Taxes

        In accordance with the EUA System's tax allocation agreement, the general policy of the Company with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis and to provide for deferred taxes on certain items subject to temporary differences.


B.      Income Taxes:

        Components of income tax expense (benefit) for the years 1999 and 1998 are as follows:


(in thousands)

                           1999    1998
Federal:
Current                   $200    $214
Deferred                   (56)    (44)
                           144     170

State:
Current                     55      11
Deferred                     6      70

Total income tax expense  $205    $251

        Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax, for the following reasons:

                                                      (in thousands)

                                                        1999    1998

Federal income tax computed at statutory rates          $159    $179
Increases (decreases) in tax from:
Prior period tax adjustments                               5      (2)
Depreciation differences                                   4       4
State taxes, net of federal income
tax benefit                                               42      52
Other                                                     (5)     18

Total income tax expense                                $205    $251


        The Company adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109) effective as of January 1, 1993, which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Total deferred tax assets and liabilities for 1999 and 1998 are comprised as follows:

                                      (in thousands)
                             Deferred Tax           Deferred Tax
                                Assets               Liabilities

                               1999    1998          1999      1998

Plant related differences  $     0     $ 4         $1,140    $1,252
  State net operating loss
    carry forward                0       6
Other                                                  72        40
        Total              $     0  $   10         $1,212    $1,292


C. Long-Term Debt:

        The Company's 10.2% Senior Secured Notes due 2008 are collateralized primarily by a mortgage on the Company's operations building located in West Bridgewater, Massachusetts. Under the agreement securing the Notes, the Company is required at all times, to maintain its common equity balance at $1,500,000 or greater.

        The aggregate amount of the Company's cash sinking fund requirement for long-term debt for five years following 1999 is $1,100,000 for each of the years 1999 through 2003 and $700,000 for 2004.

        EUA has entered into equity maintenance agreements in connection with the issuance of the Company's notes.


D.  Capital Leases:

        The Company conducts the major portion of its operations as a service corporation in the electric utility industry using certain leased data processing equipment, office equipment and vehicles.

        The following is an analysis of the leased property under capital leases as of December 31:

                                            (in thousands)
                                             1999    1998

Equipment                                   $2,552  $2,530
Less accumulated amortization               (1,732) (1,580)

Net leased equipment                      $    820 $   950


        The following is a schedule of approximate future minimum lease payment commitments for capital and noncancelable operating leases as of December 31, 1999:

                                                (in thousands)

                                           Capital           Operating
Years ending December 31:                  Leases            Leases

2000                                     $    572           $     635
2001                                          200                 550
2002                                           39                 328
2003                                           33                 292
After 2003                                      9                 293

Total future minimum lease payments      $    883           $   2,098

Less interest                                 (63)

Present value of net minimum lease
payments                                 $    820

        Total rent expense for operating leases was approximately $1,949,000 and $1,754,000 for 1999 and 1998, respectively.


E.      Capital Stock:

        There were no changes in the number of authorized shares during the years ended December 31, 1999 and 1998. During 1999 the Company paid $100,000 to its parent company, EUA, as a return of capital.

F.      Related-Party Transactions:

        The Company generates a majority of its revenues from the billing of services rendered to its affiliates within the EUA System. An analysis of services billed to affiliated companies for the years ended December 31, 1999 and 1998 is as follows:

                                                       (in thousands)
                                                     1999           1998

Eastern Edison Company                            $29,516         $25,654
Blackstone Valley Electric Company                 15,412          13,253
Montaup Electric Company                            5,382           7,632
Newport Electric Corporation                        7,661           6,766
EUA Cogenex Corporation                               676             677
Eastern Utilities Associates                          358             240
EUA Ocean State Corporation                           199             156
EUA Energy Investment Corporation                     182             335
EUA Energy Services Incorporated                        9              26
EUA Transcapacity                                       9              18
EUA Bioten                                            271             138
EUA Telecommunications                                  6              60
EUA Compression Services Incorporated                   1               3

                                                  $59,682         $54,958

G.      Pensions:

        The Company participates with other EUA System companies in a non-contributory defined benefit pension plan covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over t he four years prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.


        The Company's total pension expense amounted to $2,470,343 for 1999 and $2,238,316 for 1998:

                                                     (in thousands)
                                                     1999         1998
Service cost - benefits earned during
the period                                           $ 2,016    $ 1,748
        Plus (less):
        Interest cost on projected
        benefit obligation                             4,765      4,299
Expected (return) on assets                           (4,267)    (3,817)
Net amortization and deferrals                           (44)         8


Total pension expense                                 $2,470     $2,238

        The projected benefit obligation, fair value of assets and funded status of the Retirement Plan cannot be presented separately for the Company as they participate in the Retirement Plan with other subsidiaries of EUA.

        The discount rate and rate of increase in future compensation levels used to determine pension obligations, were 6.75% in 1999 and 7.25% in 1998 and 4.25% in 1999 and in 1998, respectively. The expected long-term rate of return on plan asset s in 1999 and 1998 was 9.50%. The discount rate used to determine pension obligations, effective January 1, 2000 was changed from 6.75% to 7.75% and was used to calculate the plan's funded status at December 31, 1999.

       EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1999, approximately $7.4 million is included as a liability in other deferred credits for these plans. The liability for previously recognized unfunded voluntary retirement incentive is $2,018,466 and $1,855,501 for 1999 and 1998, respectively. For the years ending December 31, 1999 and 1998 the Company's portion of expenses related to the supplemental plan were approximately $2.0 million and $0.8 million, respectively. The Company bills out these costs to its affiliates as part of its operating costs and therefore the Supplemental Plans do not have a significant impact on the Company's results of operations.

        The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan, amounted to $895,895 and $737,491 in 1999 and 1998, respectively. The company bills out these costs to its affiliates and therefore the savings plan does not have a significant impact on the company's result of operations.

H.      Post-Retirement Benefits:

       Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by the company for all qualified employees.

       The total cost of post-retirement benefits other than pensions for 1999 and 1998 includes the following components:


                                                  (in thousands)
                                                  1999    1998

Service cost                                    $  672  $   523
Interest cost                                    1,582    1,336
Expected return on plan assets                    (877)    (715)
Amortization of transition obligation              540      540
Other amortization and deferrals-net               (85)    (225)

Total post-retirement benefit cost              $1,832   $1,459

Assumptions:
Discount rate                                     6.75%    7.25%
Health care cost trend rate-near-term             6.00%    6.00%
Health care cost trend rate-long-term             5.00%    5.00%
Compensation increase rate                        4.25%    4.25%
Long-term return on assets - non union            7.50%    7.50%



                                                       (in thousands)
Reconciliation of Accumulated Post-Retirement           1999      1998
Benefit Obligation

Beginning of Year Benefit Obligation (January 1)     $20,768     $18,577
Service Cost                                             673         522
Interest Cost                                          1,583       1,336
Participant Contributions                                 52          53
Actuarial Loss (Gain)                                 (1,374)        903
Disbursements                                         (1,304)       (623)

End of Year Benefit Obligation (December 31)         $20,398     $20,768


(in thousands)
Reconciliation of Fair Value Assets                        1999      1998

Beginning of Year Fair Value of Assets (January 1)      $ 11,700   $ 9,531
Actual return on plan assets                               1,924     1,411
Company contributions                                      1,156     1,328
Participant contributions                                     52        53
Disbursements                                             (1,304)     (623)
End of Year Fair Value of Assets (December 31)          $ 13,528   $11,700

(in thousands)
Reconciliation of funded status:                           1999      1998

Accumulated post retirement benefit obligation
(APBO):
Retirees                                                 $(5,696)   (6,859)
Active employees fully eligible for benefits              (4,299)   (3,214)
Other active employees                                   (10,403)  (10,695)
        Total                                            (20,398)  (20,768)


Plan assets at fair value, primarily notes & bonds        13,529    11,700
Unrecognized transition obligation                         7,016     7,556
Unrecognized net loss (gain)                                (278)    2,057
Prepaid (accrued) post retirement benefit cost          $   (131)  $   545



Effect of 1% change in Assumed Health Care Cost Trend Rate
                                                       (in thousands)
                                                    One Percentage Point
                                                  Increase        Decrease
(in thousands)
Effect on 1999  service and interest
cost components of net-periodic cost              $     378       $  (296)

Effect on 1999 accumulated post-retirement
        benefit obligation                        $   2,647       $(2,149)

        The discount rate used to determine post retirement benefit obligations effective January 1, 2000 was changed from 6.75% to 7.75% and was used to calculate the funded status of post-retirement benefits at December 31, 1999.

        The Company has also established an irrevocable external Voluntary Employees' Beneficiary Association Trust Fund for non-union retirees. Contributions to the fund commenced in March 1993 and totaled $1,156,243 and $1,328,336 during 1999 and 1998, respectively.

I.      Lines of Credit:

        EUA System companies, which includes the Company, maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $225 million. As of December 31, 1999, various financial institutions have committed up to $135 million under the revolving credit facility. The Company had no short-term borrowings outstanding at December 31, 1999 and 1998.

J.      Fair Value of Financial Instruments:

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

        Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Long-term Debt: The fair value of the Company's long-term debt were based on quoted market prices for securities of similar investment grade and general character.


The estimated fair value of the Company's financial instruments at December 31, 1999 are as follows (in thousands):

                                                Carrying        Fair
                                                 Amount         Value

Cash and Temporary Cash Investments             $   762         $   762

Long-Term Debt                                   $5,100          $5,250


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE XV

STATEMENT OF INCOME

                                                                      CURRENT            PRIOR
ACCOUNT                       D E S C R I P T I O N                     YEAR              YEAR

                INCOME
457             Services rendered to associate companies                59,682,054        54,958,053
458             Services rendered to nonassociate companies                452,206           458,720
                     Total Income                                       60,134,260        55,416,773

                EXPENSE
920             Salaries and wages                                      34,753,771        32,050,458
921             Office supplies and expenses                             2,355,511         2,411,054
923             Outside services employed                                3,158,326         2,155,926
924             Property insurance                                          30,028            29,568
925             Injuries and damages                                       285,859           245,188
926             Employee pension and benefits                           10,770,193         9,578,559
930.1           General advertising expenses                                 1,441             9,736
930.2           Miscellaneous general expenses                             617,626           910,056
931             Rents                                                    1,933,774         1,795,896
935             Maintenance of structure and equipment                   1,173,729         1,181,433
403             Depreciation and amortization expense                    1,367,615         1,283,718
408             Taxes other than income taxes                            2,767,187         2,677,837
409             Income taxes                                               254,933           225,232
410             Provision for deferred income taxes                        (50,048)           25,564
419.0           Other interest income                                       (6,816)           (3,220)
421.0           Misc. non-operating income billed                          (68,292)          (77,421)
426.1           Donations                                                    1,000             1,575
427             Interest on long-term debt                                 520,200           632,400
428             Amort. debt discount and expense                            11,398            17,618
431             Other interest expense                                       6,010             3,753
                    Total Expenses Billed                               59,883,445        55,154,930

                    Total Expenses                                      59,883,445        55,154,930
                    Net Income                                             250,815           261,843



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457


                                                     DIRECT        INDIRECT       COMPENSATION         TOTAL
                                                      COSTS          COSTS           FOR USE           AMOUNT
NAME OF ASSOCIATE COMPANY                            CHARGED        CHARGED        OF CAPITAL          BILLED



                                                      457-1          457-2            457-3

Blackstone Valley Electric Co.                       13,950,991      1,402,390             58,813      15,412,194

Eastern Utilities Associates                            329,992         27,686                567         358,245

Montaup Electric Company                              5,047,459        327,437              7,235       5,382,131

Eastern Edison Company                               26,624,481      2,774,433            117,191      29,516,105

EUA Cogenex Corporation (Includes Divisions)            591,067         83,590              1,135         675,792

EUA Energy Investment Corp.                             159,594         20,764              1,280         181,638

EUA Ocean State Corporation                             175,600         23,426                514         199,540

Newport Electric Corporation                          6,966,045        662,861             31,917       7,660,823

EUA Energy Services  Incorporated                         6,787          1,066              1,385           9,238

EUA Transcapacity  Corporation                            8,927                                             8,927

EUA Bioten Corporation                                  270,613                                           270,613

EUA Telecommunication                                     5,052            532                              5,584

EUA Compression Services                                  1,224                                             1,224
            Total                                    54,137,832      5,324,185            220,037      59,682,054


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES
ACCOUNT 458





                                     DIRECT       INDIRECT       COMPENSATION                       EXCESS          TOTAL
NAME OF                               COST          COST           FOR USE            TOTAL           OR           AMOUNT
NON-ASSOCIATE COMPANY                CHARGED      CHARGED         OF CAPITAL          COST        DEFICIENCY       BILLED
                                      458-1        458-2            458-3                            458-4
Environmental Service                    4,000           202                              4,202          1,628          5,830
Somerset Power - Scada                  19,185                                           19,185         12,372         31,557
Transcapacity                            4,494           804                              5,298                         5,298
EMI Dighton Generation                   6,626                                            6,626          3,281          9,907
Hydro #2 Station                         1,665                                            1,665            648          2,313
New England Electric Service Support   233,759        35,652                            269,411                       269,411
Bioten General Support                     408                                              408                           408
Browning-Ferris                          7,070                                            7,070          3,380         10,450
Pascoag  C&LM                              202             4                                206             78            284
Reliability & Tracking                   5,411           440                              5,851          8,228         14,079
Braintree Scada Service                  5,853                                            5,853            565          6,418
OSP RTU Testing                            355            42                                397            287            684
West Center Street Realty - Land        19,668                                           19,668         13,092         32,760
TMLP Data Link                           4,843                                            4,843          1,483          6,326
OSP 1 & 2 Data Link                     31,344                                           31,344         13,652         44,996
Middleboro - SCADA Software              3,902                                            3,902          2,194          6,096
Pascoag  Scada Service                   3,907                                            3,907          1,447          5,354
General Non-Affiliated Activity         31,559                                           31,559        (31,557)             2
OSP Nepool                                   0            33                                 33                            33
                                       384,251        37,177                   0        421,428         30,778        452,206




ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES



                                                          ASSOCIATE COMPANY CHARGES               NON-ASSOCIATE CO. CHARGES
                                                              DIRECT       INDIRECT                 DIRECT     INDIRECT
DESCRIPTION OF ITEMS                                           COST          COST        TOTAL       COST        COST       TOTAL

920     SALARIES AND WAGES                                  33,430,928   1,149,991   34,580,919    172,852                172,852
921     OFFICE SUPPLIES AND EXPENSES                         1,759,648     564,257    2,323,905     21,101      10,505     31,606
923     OUTSIDE SERVICES EMPLOYED                            2,620,130     462,214    3,082,344     75,457         525     75,982
924     PROPERTY INSURANCE                                      30,028           0       30,028                                 0
925     INJURIES AND DAMAGES                                   279,335       6,313      285,648        211                    211
926     EMPLOYEE PENSIONS AND BENEFITS                      10,398,954     319,525   10,718,479     51,714                 51,714
930.1   GENERAL ADVERTISING EXPENSE                              1,441           0        1,441                                 0
930.2   MISC. GENERAL EXPENSE                                  614,066       3,560      617,626                                 0
931     RENTS                                                1,239,743     674,157    1,913,900                 19,874     19,874
935     MAINTENANCE                                          1,003,446     169,587    1,173,033                    696        696
403     DEPRECIATION                                            84,934   1,279,545    1,364,479                  3,136      3,136
408     TAXES OTHER THAN INCOME TAXES                        2,675,179      78,264    2,753,443     13,733          11     13,744
409     INCOME TAXES                                                 0     229,266      229,266     25,667                 25,667
410     PROVISION FOR DEFERRED INCOME TAXES                          0     (55,940)     (55,940)     5,892                  5,892
419.0   OTHER INTEREST INCOME                                        0      (6,816)      (6,816)                                0
421.0   MISC. NON-OPERATING INCOME BILLED                            0     (68,292)     (68,292)                                0
426.1   DONATIONS-DEDUCTIBLE                                         0       1,000        1,000                                 0
427     INTEREST ON LONG-TERM DEBT                                   0     500,338      500,338     17,494       2,368     19,862
428     AMORT. OF DEBT DISCOUNT AND EXPENSE                          0      11,249       11,249        129          20        149
431     OTHER INTEREST EXPENSE                                       0       5,967        5,967                     43         43

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                          TOTAL EXPENSES =  54,137,832   5,324,185   59,462,017    384,250      37,178    421,428
                   COMPENSATION FOR USE OF EQUITY CAPITAL=                 220,038      220,038                                 0
 430              INTEREST ON DEBT TO ASSOCIATE COMPANIES=
                                    TOTAL COST OF SERVICE=  54,137,832   5,544,223   59,682,055    384,250      37,178    421,428


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES
(Continued)

                                                               TOTAL CHARGES FOR SERVICES
                                                                   DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                                COST          COST        TOTAL
920     SALARIES AND WAGES                                         33,603,780   1,149,991   34,753,771
921     OFFICE SUPPLIES AND EXPENSES                                1,780,749     574,762    2,355,511
923     OUTSIDE SERVICES EMPLOYED                                   2,695,587     462,739    3,158,326
924     PROPERTY INSURANCE                                             30,028           0       30,028
925     INJURIES AND DAMAGES                                          279,546       6,313      285,859
926     EMPLOYEE PENSIONS AND BENEFITS                             10,450,668     319,525   10,770,193
930.1   GENERAL ADVERTISING EXPENSE                                     1,441           0        1,441
930.2   MISC. GENERAL EXPENSE                                         614,066       3,560      617,626
931     RENTS                                                       1,239,743     694,031    1,933,774
935     MAINTENANCE                                                 1,003,446     170,283    1,173,729
403     DEPRECIATION                                                   84,934   1,282,681    1,367,615
408     TAXES OTHER THAN INCOME TAXES                               2,688,912      78,275    2,767,187
409     INCOME TAXES                                                   25,667     229,266      254,933
410     PROVISION FOR DEFERRED INCOME TAXES                             5,892     (55,940)     (50,048)
419.0   OTHER INTEREST INCOME                                               0      (6,816)      (6,816)
421.0   MISC. NON-OPERATING INCOME BILLED                                   0     (68,292)     (68,292)
426.1   DONATIONS-DEDUCTIBLE                                                0       1,000        1,000
427     INTEREST ON LONG-TERM DEBT                                     17,494     502,706      520,200
428     AMORT. OF DEBT DISCOUNT AND EXPENSE                               129      11,269       11,398
431     OTHER INTEREST EXPENSE                                              0       6,010        6,010

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                             TOTAL EXPENSES =      54,522,082   5,361,363   59,883,445
                      COMPENSATION FOR USE OF EQUITY CAPITAL=               0     220,038      220,038
    430              INTEREST ON DEBT TO ASSOCIATE COMPANIES=
                                       TOTAL COST OF SERVICE=      54,522,082   5,581,401   60,103,483



ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

                                                    TOTAL                DEPARTMENT  OR  SERVICE  FUNCTION
DESCRIPTION OF ITEMS                                AMOUNT     OVERHEAD     105       110-111      115        120'S

 920  Salaries and Wages                           34,753,771              283,969   1,238,084    214,935    1,282,578
 921  Office Supplies and Expenses                  2,355,511               10,382      33,268      7,411       80,603
 923  Outside Services Employed                     3,158,326                            3,244      6,000
 924  Property Insurance                               30,028
 925  Injuries and Damages                            285,859
 926  Employee Pension and Benefits                10,770,193                              956
930.1 General Advertising Expense                       1,441
930.2 Misc. General Expense                           617,626                3,761         150      2,404        7,937
 931  Rents                                         1,933,774                2,809       5,241     10,203       11,890
 935  Maintenance                                   1,173,729                  991       3,420        158        1,983
 403  Depreciation                                  1,367,615                2,343       4,029      6,349       40,224
 408  Taxes Other Than Income Taxes                 2,767,187               13,819      60,241     15,417      100,032
 409  Income Taxes                                    254,933
 410  Provision for Deferred Income Taxes             (50,048)
419.0 Other Interest Income                            (6,816)
421.0 Misc Non-Operating Income                       (68,292)                                     (5,373)
426.1 Donations                                         1,000
 427  Interest on Long-Term Debt                      520,200                  967       2,811      2,898       23,176
 428  Amort. of Debt Discount and Expense              11,398                   21          61         63          515
 431  Other Interest Expense                            6,010                   11          29         33          261

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                            TOTAL EXPENSES  =      59,883,445              319,073   1,351,534    260,498    1,549,199


ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999
SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

                                                       DEPARTMENT  OR  SERVICE  FUNCTION
DESCRIPTION OF ITEMS                                 130'S        210        215-220      230, 235     240
 920  Salaries and Wages                            3,066,291    222,828        948,738    367,341     40,937
 921  Office Supplies and Expenses                    193,738     17,122         68,886     24,689     23,034
 922  Administrative Expense Transferred - Credit
 923  Outside Services Employed                       743,698                   495,912      1,584      2,575
 924  Property Insurance                                                                    30,028
 925  Injuries and Damages                             (2,665)                             282,076
 926  Employee Pension and Benefits                                          10,714,229
 928  Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense                            12,543                   197,396      6,131      2,310
 931  Rents                                           543,603                    14,352      6,930    285,838
 935  Maintenance                                     581,093                                1,983      2,750
 403  Depreciation                                    103,352      2,343         38,453     55,092        843
 405  Amortization
 408  Taxes Other Than Income Taxes                   229,480      9,165         68,472     27,423      3,165
 409  Income Taxes
 410  Provision for Deferred Income Taxes
 411  Provision for Deferred Income Taxes-Credit
419.0 Other Interest Income                               (13)                              (1,182)
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income                          (600)
426.1 Donations
426.3 Penalties
426.5 Other Deductions
 427  Interest on Long-Term Debt                       42,313        967         16,022      5,796        967
 428  Amort. of Debt Discount and Expense                 945         21            337        125         21
 431  Other Interest Expense                              479         11            181         66         11
 432  AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                            TOTAL EXPENSES  =       5,514,257    252,457     12,562,978    808,082    362,451


ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION



                                                            DEPARTMENT  OR  SERVICE  FUNCTION
DESCRIPTION OF ITEMS                                 260'S        270'S        280      305,310

 920  Salaries and Wages                            2,229,841      863,529    446,046    288,354
 921  Office Supplies and Expenses                     93,245       57,637     59,680     33,010
 922  Administrative Expense Transferred - Credit
 923  Outside Services Employed                        33,070       20,187               141,957
 924  Property Insurance
 925  Injuries and Damages
 926  Employee Pension and Benefits                                                          673
 928  Regulatory Commission Expense
930.1 General Advertising Expense                                    1,441
930.2 Misc. General Expense                            14,689       32,839                 4,277
 931  Rents                                            13,950       16,970                 4,067
 935  Maintenance                                      45,319
 403  Depreciation                                     50,147       26,583     11,197      8,627
 405  Amortization
 408  Taxes Other Than Income Taxes                   157,903       64,156     30,712     22,248
 409  Income Taxes
 410  Provision for Deferred Income Taxes
 411  Provision for Deferred Income Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income                          (275)
426.1 Donations
426.3 Penalties
426.5 Other Deductions
 427  Interest on Long-Term Debt                       29,136       13,523      5,140      4,830
 428  Amort. of Debt Discount and Expense                 642          292        120        104
 431  Other Interest Expense                              331          154         56         55
 432  AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                            TOTAL EXPENSES  =       2,667,998    1,097,311    552,951    508,202


ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

                                                           DEPARTMENT  OR  SERVICE  FUNCTION
DESCRIPTION OF ITEMS                              315-325     360'S         372     410-418    420-424      426-433     440'S
 920  Salaries and Wages                                      715,624     1,576,469 1,795,269  1,477,763    2,535,712  3,365,451
 921  Office Supplies and Expenses                             37,707        18,432    77,255     30,780       96,864     53,374
 922  Administrative Expense Transferred - Credit
 923  Outside Services Employed                                 1,335        13,918   840,895     30,202      241,354     51,796
 924  Property Insurance
 925  Injuries and Damages                                                                                                   308
 926  Employee Pension and Benefits                                                                               213
 928  Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense                                     7,904         2,952   248,304     11,320        8,082     12,099
 931  Rents                                                     5,337                  10,237     61,607      378,241    118,206
 935  Maintenance                                               6,015                  54,709    143,626       22,054      1,800
 403  Depreciation                                             22,920        20,421    11,896     37,371       81,781    142,159
 405  Amortization
 408  Taxes Other Than Income Taxes                     33     55,087       119,719    96,738    103,541      186,505    260,416
 409  Income Taxes                                                                                            254,933
 410  Provision for Deferred Income Taxes                                                                     (50,048)
 411  Provision for Deferred Income Taxes-Credit
419.0 Other Interest Income                                                                                    (5,621)
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income                                                                               (62,044)
426.1 Donations                                                                         1,000
426.3 Penalties
426.5 Other Deductions
 427  Interest on Long-Term Debt                               12,558        23,184    12,459     18,749       42,341     83,536
 428  Amort. of Debt Discount and Expense                         271           501       285        414          929      1,840
 431  Other Interest Expense                                      143           318       138        213          551        945
 432  AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                            TOTAL EXPENSES  =           33    864,901     1,775,914 3,149,185  1,915,586    3,731,847  4,091,930

U-13-60 ADDITION


ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999
SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION


                                                    DEPARTMENT  OR  SERVICE  FUNCTION
DESCRIPTION OF ITEMS                                  450'S      525        560       565

 920  Salaries and Wages                            1,423,698   519,108    331,057    67,724
 921  Office Supplies and Expenses                    555,068    14,082      6,485    27,207
 922  Administrative Expense Transferred - Credit
 923  Outside Services Employed                       474,443     4,456               14,997
 924  Property Insurance
 925  Injuries and Damages                              5,317
 926  Employee Pension and Benefits                    54,122
 928  Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense                             1,250                            245
 931  Rents                                           188,325    10,566      1,810     1,870
 935  Maintenance                                     167,827       991
 403  Depreciation                                     56,214     6,792      4,641     1,686
 405  Amortization
 408  Taxes Other Than Income Taxes                   376,338    40,242     15,018     5,352
 409  Income Taxes
 410  Provision for Deferred Income Taxes
 411  Provision for Deferred Income Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income
426.1 Donations
426.3 Penalties
426.5 Other Deductions
 427  Interest on Long-Term Debt                       27,994     7,965      1,932     1,605
 428  Amort. of Debt Discount and Expense                 619       169         42        39
 431  Other Interest Expense                              315        90         22        17
 432  AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                            TOTAL EXPENSES  =       3,331,530   604,461    361,007   120,742


ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION


                                                           DEPARTMENT  OR  SERVICE  FUNCTION
DESCRIPTION OF ITEMS                                570'S       581-585    586, 587     588        600'S

 920  Salaries and Wages                           4,039,951   1,518,450    607,649    145,463    3,140,912
 921  Office Supplies and Expenses                   168,627      51,223    119,157    236,247      160,298
 922  Administrative Expense Transferred - Credit
 923  Outside Services Employed                                    3,963     29,056      3,684
 924  Property Insurance
 925  Injuries and Damages                               525                    298
 926  Employee Pension and Benefits
 928  Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense                           10,517      13,509      3,650      7,011        6,346
 931  Rents                                           98,452      72,906     14,448      9,895       46,021
 935  Maintenance                                     45,339      72,157      6,034         28       15,452
 403  Depreciation                                   125,562     423,091     18,071      2,576       62,852
 405  Amortization
 408  Taxes Other Than Income Taxes                  303,578     121,447     45,169     11,274      224,497
 409  Income Taxes
 410  Provision for Deferred Income Taxes
 411  Provision for Deferred Income Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income
426.1 Donations
426.3 Penalties
426.5 Other Deductions
 427  Interest on Long-Term Debt                      65,608      24,143      8,853      2,898       37,829
 428  Amort. of Debt Discount and Expense              1,405         536        203         62          816
 431  Other Interest Expense                             745         272        100         33          430
 432  AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                            TOTAL EXPENSES  =      4,860,309   2,301,697    852,688    419,171    3,695,453

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1999
DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920


                                DEPARTMENTAL SALARY EXPENSE                             NUMBER
NAME OF DEPARTMENT              INCLUDED IN AMOUNTS BILLED TO                         PERSONNEL
Indicate each department or          TOTAL        PARENT        OTHER         NON       END OF
service function                    AMOUNT        COMPANY    ASSOCIATES   ASSOCIATES     YEAR

105      Executive Admin. &
           Support                     283,969                   283,969                      1
110-111  Executive Admin. &
           Support                   1,238,084       12,475    1,225,609                      2
115      Internal Audit                214,935        1,167      213,768                      3
120's    Consumer Service            1,282,578                 1,275,372        7,206        23
130's    Information Systems         3,066,291        2,555    3,033,274       30,462        42
210      Admin. Support -
           Corporate                   222,828        1,346      221,482                      1
215-220  Human Resources/
           Emp. Benefits               948,738        2,982      945,756                     16
230,235  Safety and
           Occupational
           Health                      367,341        1,006      366,335                      6
240      Office Services -
           Boston                       40,937                    40,937                      1
260's    Corporate Planning
           /C&LM/PWR Mgmt.           2,229,841                 2,229,755           86        30
270's    Marketing Services            863,529                   863,529                     14
280      Strategic Studies             446,046                   442,337        3,709         4
305, 310 Executive Admin &
           Support/Corp.
           Comm.                       288,354        1,692      286,033          629         5
315-325  Corporate
           Communications                    0            0            0
360's    Matls. Mgmt/Stores/
           Purchasing                  715,624           32      700,713       14,879        13
372      System Operations           1,576,469                 1,576,469                     24
410-418  Financial/Treasury
           Services                  1,795,269       16,756    1,761,998       16,515        11
420-424  Rate Admin/Load
           Research                  1,477,763                 1,472,716        5,047        19
426-433  Comptroller/Acctng.         2,535,712       36,243    2,496,131        3,338        44
440's    Customer Service            3,365,451            2    3,356,900        8,549        85
450's    Bldg & Facilities-WB        1,423,698        3,714    1,419,984                     28
525      Transmission Lines            519,108                   519,108                      8
560      Eng. & Oper Admin
           & Support                   331,057        1,313      329,744                      2
565      Central Meter Test             67,724                    67,724                      1
570's    Engineering                 4,039,951                 3,993,762       46,189        68
581-585  S & C / Substation /
           Radio/ Microwave
           Stds.                     1,518,450       67,828    1,417,435       33,187        24
586-587  Environmental Eng.            607,649                   604,593        3,056         9
588      Telecommunications            145,463                   145,463                      3
600's    Admin. & Support            3,140,912          141    3,140,771            0        39
             TOTAL                  34,753,771      149,252   34,431,667      172,852       526

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923


INSTRUCTIONS:               Provide a breakdown by subaccount of outside services employed.
                            If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

                                                                                 RELATIONSHIP
                                                                                 "A"-ASSOCIATE
                                                                                   "NA"-NON
    FROM WHOM PURCHASED              DESCRIPTION                                   ASSOCIATE
Outside Services - Legal

McDermott, Will and Emery             Legal Services                                  NA                 455,741

Various (9)                                                                           NA                   5,063
                                                                                                         460,804
Outside Services - Accounting

Eastern Utilities                     Accounting Services                              A                  46,223

Various (2)                                                                           NA                  90,119
                                                                                                         136,342

Outside Services - Y2K Consulting

McDermott Will & Emery                Legal Services                                  NA                 215,388

SEEC, Inc                             Technical Training                              NA                 124,609

Various (11)                                                                          NA                 478,202
                                                                                                         818,199
Outside Services - Info. Systems

Various (13)                                                                          NA                  80,906

Outside Services - Building
and Maintenance

First Security Services               Security Services                               NA                 149,257

Various (28)                                                                          NA                 213,459
                                                                                                         362,716


Outside Services - Other

Eastern Edison Company                Arborist/Tech.Trainers/Prop.Maint.               A                 486,540

Blackstone Valley                     Tech.Trainers/Prop.Maint.                        A                 113,659

Higher Ground Associates              Employee Services                               NA                 127,544

Media Concepts                        Printing Services                               NA                 105,982

Various (47)                                                                          NA                 465,635

                                                                                                       1,299,359

Total Outside Services Employed                                                                        3,158,326



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

EMPLOYEE PENSIONS AND BENEFITS
   ACCOUNT 926


INSTRUCTIONS:     Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


D E S C R I P T I O N                                               AMOUNT



Dental Plan (9260-02)                                                226,646

Employee Education Reimbursement (9260-03)                            61,700

Employee Publications (9260-04)                                          673

Long Term Disability (9260-08)                                             0

Life Insurance (9260-12 to 9260-19)                                  343,667

Group Health including FAS 106 (9260-10/9260-22 TO 9260-39)        4,011,807

Company Match/Employee Savings Plan (9260-40 to 9260-43)             896,548

Pension Plan (9260-51 to 9260-58)                                  4,851,990

Miscellaneous (Service Recognition, Employee Exams                   377,162
                           and Employee related programs)


                  TOTAL                                           10,770,193

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS:    Provide a listing of the amount included in Account 930.1,
                 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



D E S C R I P T I O N                                NAME OF PAYEE   AMOUNT


ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSE

                 Miscellaneous                                       1,441


                                   TOTAL                             1,441



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS:      Provide a listing of the amount included in Account 930.2,
                   "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 [2 U.S.C. P441
                   (b)(2)] shall be separately classified.


D E S C R I P T I O N                                                AMOUNT

Industry Association Dues                                             35,628

Corporate and Fiscal Expenses Including Investor Relations           127,234

Transfer Agent Fees and Expenses                                      94,155

Employee Training and Seminars                                       320,656

Miscellaneous                                                         39,954


                   TOTAL                                             617,627



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

RENTS
ACCOUNT 931


INSTRUCTIONS:      Provide a listing of the amount included in Account 931,
                   "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.




T Y P E   O F  P R O P E R T Y                                      AMOUNT

Building Rents:

          Boston MA, Office Facility                               269,705

          Brockton MA, Office Facility                               8,430

          Lincoln RI, Office Facility                              204,125

                    Total Building Rents                           482,260

Data Processing and Other Equipment Rents                        1,451,514



                   TOTAL                                         1,933,774

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408


INSTRUCTIONS:        Provide an analysis of Account 408, "Taxes Other than
                     Income Taxes".  Separate the analysis into two groups:
                     (1) other than U.S.  Government taxes, and (2) U.S.
                     Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



 K I N D  O F  T A X                                              AMOUNT

Other Than U.S. Government Tax:

          Massachusetts Unemployment Tax                           69,869

          Rhode Island Unemployment Tax                            16,684

          Tennesee State tax                                          189

          Job Development Tax (Rhode Island)                        1,854

          Job Development Tax (Massachusetts)                       3,955

          Property Tax                                            270,506

          Health Insurance Tax - Massachusetts                      8,167

          Miscellaneous                                            29,858

                                                                  401,082

U.S. Government Tax:

          FICA                                                  2,334,513

          Federal Unemployment Tax                                 31,592

                                                                2,366,105



                                                                2,767,187



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

DONATIONS

ACCOUNT 426.1


INSTRUCTIONS:    Provide a listing of the amount included in account 426.1,
                 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.





NAME OF RECIPIENT                 PURPOSE OF DONATION              AMOUNT


ACCOUNT 426.1 - DONATIONS

                 Various (1)                                         1,000




                                                TOTAL                1,000




ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

   OTHER DEDUCTIONS

     ACCOUNT 426.5


INSTRUCTIONS:          Provide a listing of the amount included in account
                       426.5, "Other Deductions", classifying such expenses according to their nature.






  DESCRIPTION                                       NAME OF PAYEE     AMOUNT


ACCOUNT 426.5 - Other Deductions                                          0


                                        TOTAL                             0



ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

OTHER DEDUCTIONS

     ACCOUNT 426.5


INSTRUCTIONS:          Provide a listing of the amount included in account
                       426.5, "Other Deductions", classifying such expenses according to their nature.






  DESCRIPTION                                       NAME OF PAYEE     AMOUNT


ACCOUNT 426.5 - Other Deductions                                          0


                                        TOTAL                             0






ANNUAL REPORT OF EUA SERVICE CORPORATION
ORGANIZATION CHART

                                     Chief Executive Officer
                                                |
                                                |
                                                |________________________________________________________________________
                                                |                                                                      |
                                                |                                                               _______|_____
                                      Chief Operating Officer                                                  |       |     |
                                                |                                                              |       |     |
                                                |                                                              |       |     |
                                                |                                                              |     V.P.    |
            ____________________________________|__________________________________________________________    |   Finance   |
            |                                            |                              |        |        |    |       |     |
            |                                            |                              |        |        |    |       |     |
            |                                            |                              |        |        |    |       |     |
       Executive V.P.                                Executive V.P                      |        |        |    Special |Internal
       Administration                                Operations/                        |        |        |    Projects| Audit
            |                                        Pres. Retail                       |        |        |            |
            |                                     _______|__________                   V.P.      |      Assistant    Treasury
            |                                     |                |               Power Supply  |      Comptroller  Financial
            |                                     |               V.P.                  |        |        |            Serv.
            |                                     |               Field                 |     Assistant   |          Modeling
            |                                     |             Operations              |     Comptroller |          Invest.
            |                                     |                |                    |                 |           Relations
            |                                     |                |                    |               Accounting
            |                                  Engineering       Trans. &          Transmission         Reporting
            |                                  Facilities Mgt.     Distribution      Services           Budget
            |                                                    Fleet &           Power Supply
    _______ |______________________________________________        Garage          Somerset Sta.
    |           |                |            |           |      Material Mgt.     Support Services
   V.P.       V.P.        Director-Info.   Director-   V.P.      System Operations
Technical    Rates         Services        Customer    Human     Substation &
Services        |         Director-        Services    Resources   Communications
    |           |                |            |           |
    |  Rate Design        Information         |           |
    |  Load Research         Services     Customer      Safety/Risk Mgmt.
    |  Rev. Req. & Admin  Small Systems     Informa-    Corporate Benefits
    |                     Tech. Support     tion        Employee Services
 Consv. & Load Mgmt.         Services     Customer      H. R. Services
 Consumer Services        Purchasing        Services    Media Relations
 Marketing Services       Tech. Operations              Employee Communications
 Business Services


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

METHODS OF ALLOCATION



     All costs which are not directly charged to associated companies are allocated based on departmental allocation factors. Below is a description of the basis used in billing indirect costs to each associated company. These allocation bases are reviewed annually.

            Average Number of Employees
            Total Costs Billed 12 Months Ended
            Number of Customers
            Revenues - Net of Inter-Company
            Gross Utility Plant Including CWIP
            Total Assets
            Number of Vehicles
            Gross Utility Plant Excluding CWIP
            Power Generated
            KWH Sales
            Number of Rate Schedules
            Gross Revenues
            Purchase Orders Processed
            M & S Inventory Balance and System Transactions
            Transmission & Distribution Lines
            KWH Sales Net of Inter-Company
            Gross Revenues Less Fuel & Purchased Power
            Meters Tested
            Substations Maintained
            SCADA Utilization
            Gross Transmission Plant
            Number of Radios
            Construction Work in Progress
            System Support Labor Efforts
            Direct Costs
            Number of Telephone Calls

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1999

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


        On April 1, 1987, Eastern Utilities Associates was authorized to make A $5,000,000 Capital Contribution to EUA Service Corporation in accordance with Post-Effective Amendment No. 5 to U-13-1 under the Public Utility Holding Company Act of 1935.


Amendment No. 5 permits EUA Service Corporation to bill on a monthly basis a return on the Service Company's Total Equity Capitalization. EUA Service Corporation is allowed to bill compensation for use of capital based on the weighted average return on common equity granted to the operating subsidiaries of Eastern Utilities Associates by the Massachusetts Department of Telecommunications and Energy, the Federal Energy Regulatory Commission and the Department of Public Utilities and Carriers Public Utilities Commission of Rhode Island.


           The following is a summary of the Compensation For Use of Capital billed effective January 1, 1999:

                  Blackstone Valley Electric Company                 $58,813

                  Montaup Electric Company                             7,235

                  EUA Energy Investment Corporation                    1,280

                  Eastern Edison Company                             117,191

                  Eastern Utilities Associates                           567

                  EUA Cogenex Corporation                              1,135

                  EUA Ocean State Corporation                            514

                  Newport Electric Corporation                        31,917

                  EUA Energy Services Incorporated                     1,385

                                                                    $220,037








SIGNATURE CLAUSE


       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

EUA Service Corporation
(Name of Reporting Company)

By: /s/ Augustine Camara
(Signature of Signing Officer)

Augustine Camara, Assistant Comptroller
(Printed Name and Title of Signing Officer)

Date:   April 17, 2000